MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts  02116-3741

617 - 954-5000

May 31, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form AW-Request for Withdrawal

MFS Series Trust III (the “Registrant”); Request for Withdrawal of Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A; Filed with the Securities and Exchange Commission on May 27, 2011; File Nos.: 2-60491 and 811-2794; Accession No. 0001104659-11-031881

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“1933 Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effect Amendment No. 46 to the Registration Statement on Form N-1A, which was filed with the Commission on May 27, 2011, pursuant to Rule 485(b) under the 1933 Act (the “Amendment”).

This request for withdrawal is being made because a series class identifier for Class I shares of MFS Municipal High Income Fund, a series of the Registrant, was inadvertently omitted.  No securities were issued or sold in connection with the Amendment and the Amendment did not become effective.

The Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Timothy M. Fagan at 617-954-5064.

Sincerely,

/s/ Timothy M. Fagan

Timothy M. Fagan
Vice President and Senior Counsel
MFS Investment Management